APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Fork & Fire's Neighborhood Wings
Balance Sheet - unaudited
For the period ended 2/28/2021

	Current Period
	2/3/2021-2/28/21
ASSETS	
Current Assets:	
Cash	$ 25,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	25,000.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 25,000.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		25,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		25,000.00
TOTAL LIABILITIES & EQUITY	$	**25,000.00**
Balance Sheet Check		-

I, Joshua C. Bishop, certify that:

1. The financial statements of Fork & Fire's Neighborhood Wings included in this Form are true and complete in all material respects; and
2. The tax return information of Fork & Fire's Neighborhood Wings has not been included in this Form as Fork & Fire's Neighborhood Wings was formed on 02/02/2021 and has not filed a tax return to date.

Signature   *JeCBlp*

Name: Joshua C. Bishop

Title: Owner